metabolic.

RECEIVED
2007 JAN -3 A 6:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 November, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07020148

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
5 December 2006	ASX	Open Briefing – Metabolic CEO on Strategy	8
7 December 2006	ASX	Trading Halt Request	2
7 December 2006	ASX	Trading Halt	2
7 December 2006	ASX	Metabolic completed A$10.5 million share placement	4

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

(MP SEC11-12-06.doc)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/12/2006

TIME: 10:23:41

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing.Metabolic.CEO on Strategy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

metabolic

open briefing
corporatefile.com.au

Metabolic Pharmaceuticals Limited
Level 3, 509 St Kilda Road
Melbourne, VIC 3004

Date of lodgement: 05-Dec-2006

Title: Open Briefing®. Metabolic. CEO on Strategy

Record of interview:

corporatefile.com.au
Metabolic Pharmaceuticals Limited is currently completing a second Phase IIB clinical trial of its obesity drug AOD9604 and recently announced that its neuropathic pain drug ACV1 had entered a Phase IIA clinical trials programme. You plan to start Phase II trials of AOD9604 for osteoporosis in calendar 2007 and you also have a number of compounds in pre-clinical testing. What is the strategy behind your drug selection process and how are you seeking to maximise the value of your portfolio of drugs in development?

CEO Roland Scollay
We select drugs that are novel in the way they treat diseases and that target large markets with limited competition. This means they will have high levels of commercial value if they pass through the clinical trial testing process. We're focussed on taking our selected drugs through clinical development as quickly and efficiently as possible in order to maximise their value.

corporatefile.com.au
What are the target markets for your drugs in clinical development and who are your closest competitors in these markets?

CEO Roland Scollay
The drugs we have in clinical development address obesity, neuropathic or nerve related pain, and osteoporosis. In all three of these markets, competition is limited and our drugs differentiate themselves from those on the market by having different or complementary mechanisms of action.

The world-wide obesity prescription drug market is currently less than US$1 billion, with a limited number of drugs available, most with significant side effects. The potential market for a safe and effective obesity drug is in the multi-billion dollar range, with little existing competition. Most of the drugs in development or on-market address the calorie intake side of the obesity equation, either through appetite suppression or calorie absorption control. AOD9604 is aimed at the fat burning side of the obesity equation, so the competition is currently relatively limited.

In the area of neuropathic pain drugs, the current world-wide market is between US$2 billion and US$3 billion. There are a number of drugs in this market but they tend to help only about a third of patients suffering from this affliction. Our pain drug, ACV1 has a completely novel mechanism for treating pain, and if it proves to be safe and effective in advanced clinical studies, should have a large market with relatively limited competition.

The third clinical programme relates to our obesity drug AOD9604, but addresses the osteoporosis market, which is currently worth US$7 billion and growing. This market is largely dominated by bisphosphonates, which inhibit the loss of bone with limited effect. Since continual bone turnover and replacement with new bone is an essential part of keeping bones strong and healthy, there's clearly a need for drugs that stimulate new bone growth. Our drug appears to stimulate the growth of new bone and may also be complementary to this type of treatment.

corporatefile.com.au
You recently announced that over 300 subjects have so far completed the Phase IIB OPTIONS study for AOD9604 for obesity and you expect the last subject to complete the trial ahead of schedule in December. Why did you decide to conduct this second Phase IIB trial and what are its specific aims?

CEO Roland Scollay
A Phase IIB human clinical trial typically studies the efficacy, safety and tolerability of a new drug, but should also determine the dose of the drug required to go into Phase III. We learned from the previous study that the efficacy was competitive with most other drugs on the market or in development and that the drug was so far very well tolerated, but we didn't find out what the optimal dose was. So, we needed to conduct another study to learn more about the dose, but took the opportunity to optimise the design of this new study, based on what we learned from the previous one. We've also added a formal diet and weight-loss programme which makes the current Phase IIB trial more in line with a future Phase III trial.

corporatefile.com.au
When will the results of the obesity trial be available and if it is successful, what further processes would you have to go through in order to take AOD9604 to a Phase III clinical trial?

CEO Roland Scollay
We expect to announce the results of the OPTIONS Study in March 2007.

To proceed to Phase III we first need to apply to the various regulatory authorities in Europe, the US and Australia, for permission to conduct trials in these countries. Then there's the manufacturing and formulation in preparation for the trial. Funding is the other thing to put in place and there are a number of ways of doing that, including but not limited to licensing to a pharmaceutical company partner.

Preparation and approval for a Phase III trial can be a long and involved process; typically you might expect it to take around 12 months. By doing as much forward planning as possible, we'll be ready to go forward quickly, either with or without a partner, as soon as we have approval, subject of course to a successful outcome to the current study.

corporatefile.com.au
Can you comment on the current Phase IIA clinical trials of ACV1? What are the objectives of these trials and when will the results be known?

CEO Roland Scollay
Typically, a Phase IIA trial is a safety study done with patients who have the targeted disease or condition, so although safety is the main concern, you have the possibility of getting information on how the drug affects the disease or condition in this group of patients.

Our study addresses three different kinds of neuropathic pain: sciatic pain, which is neuropathic pain caused by physical nerve damage; post-shingles neuropathic pain caused by herpes virus infection; and neuropathic pain caused by diabetes.

The first of those trials is underway, and the second is expected to start in the first quarter of 2007. The results will come out during the course of 2007, probably starting around the middle of the year.

corporatefile.com.au
You recently announced two new developments in your ACV1 pre-clinical programme, with the latest oral version shown to have analgesic effects equal to those of the injected drug and an independent study identifying the particular molecule in the body that ACV1 blocks. What are the implications of these results for the development of the drug?

CEO Roland Scollay
The independent study by a group of researchers in the US, which was published in the high profile Proceedings of the National Academy of Sciences of the United States of America, tells us a lot about the mechanism of action of ACV1. With every drug, it's useful to know as much as you can about how it works and what particular molecules in the body are affected, so the publication of this information adds a lot of value to the ACV1 data package, which is what you'd be using to market a drug to a pharmaceutical company under any licensing arrangement.

The development of an oral version of ACV1 is important for two reasons: firstly, because swallowed drugs generally do better than injected ones in the market; they're favoured by patients, and can be used more easily in a domestic environment. Converting a drug from an injection into an orally available drug gives a very significant step-up in value.

Secondly, we believe our successful conversion of ACV1 to an orally available form gives us proof of concept that our proprietary Oral Peptide Delivery Platform, which we've developed in-house, can be used to turn some peptide drugs from injectable into orally available drugs. This could be a significant source of income for the company moving forward.

corporatefile.com.au
How would you seek to maximise the value of the Oral Peptide Delivery Platform?

CEO Roland Scollay
There are a number of different models we could employ if the Oral Peptide Delivery Platform is able to convert other peptide drugs from injectable to orally available drugs. We could then make our own oral versions of drugs that are publicly available which is the most likely option, or we could license our technology to other companies with patented drugs.

It's likely a drug that uses this technology would be seen as a new drug, and so may have to go back into pre-clinical development. Certainly, for high-value drugs it would be worth the effort and expense of going through additional steps to prove the drug works and is safe in the modified form. In the case of drugs in development and not yet in clinical trials, it would be sensible to do the conversion into an oral drug before you took it into the clinic, so the oral drug would be the one that would move forward.

We certainly don't expect that all peptide drugs can be effectively converted into oral drugs using our platform. There are estimated to be about 1,000 peptide drugs in development or on the market worldwide. Most are injected drugs, because peptide drugs (sometimes known as biologicals), are fragments of proteins and are generally not effective orally. However, even if only a small portion of these 1,000 or so drugs could be converted using our technology, there's still high commercial potential.

corporatefile.com.au
Your Phase II clinical trials for AOD9604 for obesity have been contracted out to Kendle Pty Limited. What is the rationale for contracting out trials of your leading drugs and will you continue to do so?

CEO Roland Scollay
Yes, we'd certainly expect to. We're a small and lean company and our business model is to outsource most major projects. Most biotechs use a Clinical Research Organisation (CRO) like Kendle because it's difficult to hire the required expertise for short periods of intensive activity, whereas a CRO provides high-density, short-period expertise for many clinical trials. It's a

very efficient model for smaller companies and Kendle is doing a great job for us in our current obesity trial.

corporatefile.com.au
Given Metabolic's relatively limited resources as a mid-cap biotech, why have you chosen to simultaneously conduct Phase II trials of drugs in three different applications?

CEO Roland Scollay
There's always the possibility a drug may fail in clinical trials. The way to de-risk the business is to extend your portfolio of drugs so that if some of them fail, you have other drugs that could succeed.

Also, given the individual patents underlying our drugs have a finite lifespan, it's essential you move the drugs as quickly as possible through the development process in order to maximise the value of those patents by having the longest possible life on the market while the drugs are still under patent.

corporatefile.com.au
As at the end of June 2006, Metabolic had cash of A$23.3 million and for the year to June 2006 project expenses relating to your drug development programme totalled A$7.3 million. Given the step-up in Phase II clinical projects, what level of development project expense do you foresee in the current year ending June 2007?

CEO Roland Scollay
The two main studies that are ongoing – the pain Phase IIA and obesity Phase IIB studies – are funded from our current capital resources. Given that all our drugs are moving forward, and moving into increasingly expensive phases of development, it's obvious we'll need additional funds in the medium term.

corporatefile.com.au
What are your funding options and how advanced are you with possible licensing deals?

CEO Roland Scollay
We have a number of options we could explore although, of course, there's no guarantee all the options will be available for all our drugs at any given point in time. We could license our drugs, which limits the risk, but we'd also limit the upside to some extent. We've certainly been very active in keeping most of the relevant big pharma informed about our drugs. Clearly, licensing would provide both income and funding for ongoing and further clinical trials.

Another option is to keep all rights to the drugs. We could raise capital in some form then use it to develop the drugs ourselves, in which case we'd retain the risk in-house, but we'd also retain more of the potential upside. Increasing numbers of the more mature biotechs, both in Australia and abroad, are considering or taking this option.

In between, there's a "share" scenario, in which we do some kind of co-development deal with a pharmaceutical company. However that in itself has a

degree of risk because, as a small partner with a very large partner, we'd have limited power within the relationship.

For all three options, the value to our shareholders would depend on the cost of raising capital, which is largely determined by our share price, and the deal terms on offer. We've done extensive modelling of these different scenarios, and we'll continue to do so as we progress our development pipeline.

corporatefile.com.au
Metabolic had other expenses, including salaries and overheads, of A$5.0 million in the year to June 2006. Can you comment on the expected annual level of these expenses going forward?

CEO Roland Scollay
As we've discussed, we're a lean company and do a lot of our work through outsourcing. But, we're also a maturing company; we have an expanding pipeline with more projects moving into more advanced stages of development, so it's unrealistic to expect that we can continue to support that number of projects with such lean staffing.

Over the last year, our headcount has increased to about 25 people from about 20, and subject to the success of our clinical trials and our ability to fund them, we'd expect to see increases in our staffing levels over the next 12 to 24 months.

corporatefile.com.au
Can you detail your portfolio of patents and patent filings for your development drugs? Why is there no technology value ascribed to your patents in the balance sheet?

CEO Roland Scollay
We have an extensive portfolio of patents covering our drugs, and they are at various stages of the approval process. These cover the drugs themselves, the methods of using the drugs, and some of the surrounding parameters as we learn more about the drugs.

Under AIFRS, you have to meet specific criteria before you can ascribe a balance-sheet value to drugs in development. You have to be well down the regulatory path, almost to the stage of getting approval, and having met the criteria, it's mandatory that you then begin to capitalise further development costs.

corporatefile.com.au
Can you comment on your own level of experience and expertise in the specific issues Metabolic faces with a large pipeline of compounds in relatively early phases of clinical development?

CEO Roland Scollay
To be CEO of a biotechnology company you need a lot of skills; not only the skills of typical corporate life - management, team building, financial responsibility etc., but also an understanding of the underlying process of drug

development. Also, since an important part of our business strategy is our relationship with potential licensees, an understanding of how big pharma works, the licensing process, and the kind of deal terms that might be expected in the current marketplace, are all things a CEO needs to be on top of.

My experience incorporates most of those things. I come from a research background, with five years inside a pharmaceutical company looking at many potential licensing deals, and have experience in both raising capital and running biotechnology companies in the US, which is of course a very important market in terms of both capital raising and licensing activities.

I believe my broad range of experience internationally is, and will be, important in helping the company move its strategy forward.

corporatefile.com.au
What are the key milestones for Metabolic in the remainder of the current financial year?

CEO Roland Scollay
Clearly the big milestone will be the obesity drug trial, the results of which will be announced in March 2007. Around the end of the financial year, there will also potentially be results coming out of our pain drug study, which will give us the first indications of whether we have efficacy in humans. We'll also be working towards Phase II trials of AOD9604 for osteoporosis.

In addition, our pre-clinical programmes in nerve protection and diabetes, and developments in the Oral Peptide Delivery Platform could result in drugs going into formal pre-clinical development or human Phase I clinical trials over the next 12 to 18 months.

corporatefile.com.au
Thank you Roland.

For more information about Metabolic, visit www.metabolic.com.au or call Investor Relations Officer Diana Attana on +61 3 9860 5700

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED
2007 JAN -3 A 6:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/12/2006

TIME: 11:11:29

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt Request

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

metabolic

Thursday, 7 December 2006

Ms Kate Kidson
The Companies Section
The Australian Stock Exchange Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Metabolic Pharmaceuticals Limited – Trading Halt Request

Metabolic Pharmaceuticals Limited (MBP) requests a trading in accordance with Listing Rule 17.1.

The reason for the trading halt request is that MBP expects to shortly make an announcement detailing the results of a capital raising.

MBP is not aware of any reason why the trading halt should not be granted by ASX. Furthermore MBP is not aware of any other relevant information in relation to this request.

Yours sincerely,

B Shave

Belinda Shave
Company Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/12/2006

TIME: 11:07:14

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

7 December 2006

Metabolic Pharmceuticals Limited

TRADING HALT

The securities of Metabolic Pharmceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 11 December 2006 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Adviser, Issuers (Melbourne)

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/12/2006

TIME: 16:48:44

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolic completes A$10.5 million share placement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Metabolic completes A$10.5 million share placement

- ***A$10.5 million raised through share placement to predominantly existing institutional shareholders***
- ***Funds raised will accelerate the oral version of ACV1 for neuropathic pain, the Oral Peptide Delivery Platform and planning for a Phase 3 obesity trial***

Melbourne, 7 December 2006: Metabolic Pharmaceuticals today announced that it has successfully completed a A$10.5 million private placement resulting in the issue of 14.6 million fully paid ordinary shares at A$0.72 cents per share. The placement, led by Metabolic's second largest shareholder Acorn Capital, has been made to existing institutional shareholders and sophisticated investors in Australia and was managed by ABN AMRO Morgans.

Dr Roland Scollay, CEO of Metabolic, said "proceeds from the share placement will be used to accelerate the development of the recently announced oral version of the Company's neuropathic pain drug, *ACV1*, and to actively progress its Oral Peptide Delivery Platform – the technology platform used to convert *ACV1* from an injectable to an oral drug. The proceeds will be used, in part, to determine to what extent this technology can be applied to other currently injected peptide drugs on the market or in development. These funds will also allow us to step up preparatory work for a Phase 3 obesity trial, with the outcome of the Phase 2B trial due in March 2007. It is important that we keep its development on track whether or not we partner the drug".

Metabolic Chairman, Dr Arthur Emmett, commented "the Board is very pleased that existing shareholders strongly supported the placement, which was oversubscribed. It is a very exciting time for Metabolic, with our lead drugs progressing towards significant milestones. With the additional funds raised in this placement, we are able to move quickly in developing our other high potential projects. From a strategic point of view, delays in any project with high potential value would be unacceptable in an industry where patent life and competition require projects to move forward as fast as possible," he said.

The shares issued in this placement will represent less than 5% of the total issued capital of Metabolic.

Use of funds

The Company's current Phase 2 clinical trial programmes (for *AOD9604* and *ACV1*) are already financed from existing funds.

The funds raised from this placement will progress Metabolic's preclinical projects including, but not limited to, the following programmes:

Oral version of neuropathic pain drug, ACV1

Metabolic recently announced the substantial progress made in the use of Metabolic's Oral Peptide Delivery Platform to convert its injectable drug for neuropathic pain, *ACV1*, into an oral drug so that it can be swallowed rather than injected. This oral version of *ACV1* has analgesic effects in several animal tests equal to those seen with the injected drug which is currently in Phase 2 trials. Metabolic is working towards moving the oral version into the clinic as quickly as possible. The Company hopes to progress an oral version of *ACV1* into the more expensive formal preclinical stages in the first half of 2007.

Oral Peptide Delivery Platform

Metabolic scientists have been working for some time on a platform for converting injected drugs to more user-friendly and commercially valuable oral drugs. This technology is based on Metabolic's obesity and osteoporosis drug *AOD9604*, a peptide which is inherently orally available (it can be swallowed rather than injected). The creation of a fully functional oral version of *ACV1* (explained above) provides proof-of-concept for the Oral Peptide Delivery Platform and further demonstrates Metabolic's peptide engineering expertise. There are hundreds of peptide drugs either on the market, in the clinic or in development, most of them injected. If even a few of these could be converted to oral drugs using Metabolic's technology, it could lead to a valuable stream of license income in the medium term. The funds will be used, in part, to accelerate the further development of this technology.

Preparation for a Phase 3 obesity trial

The current Phase 2B obesity trial for *AOD9604*, the *OPTIONS Study*, is nearing completion and results are expected to be announced in March 2007. During this time, whilst the data are being analysed, Metabolic intends to step up preparatory work for a Phase 3 obesity trial for *AOD9604*, so that if the Phase 2B results are positive, the Company can move the drug forward as quickly as possible whilst still assessing potential partnering options.

ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with approximately 300 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug which is currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700